News Release

Alexco Appoints Jim Harrington to
President, Alexco Environmental Group

January 27, 2010 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce the appointment of Mr. Jim Harrington to the position of President, Alexco Environmental Group. Alexco Environmental Group, a division of Alexco Resource Corp., has offices in Canada and the United States, and is a mine site focused environmental services business providing technical and environmental management expertise and water treatment services to a broad spectrum of mining industry and government clients.

Mr. Harrington, whose technical expertise is focused on groundwater related remedial technologies and water treatment, has worked for the Alexco Environmental Group since 2007 in the capacity of Vice President, Engineering and Technical Services. Mr. Harrington has a MSc. in Biochemistry, and was previously employed by ARCADIS G&M as a Vice President in the corporate technical group, and by Shepherd Miller as Vice President for mine remediation and closure. Mr. Harrington will be responsible for all aspects of Alexco Environmental Group operations in Canada, the United States and South America.

“We are excited to have a person of Jim’s caliber and expertise step up to the job of President of our rapidly growing environmental services business”, said Clynton Nauman, President and CEO of Alexco, “and we look forward to continued success and growing profitability from this sector of the company.”

Alexco is also the owner of the Keno Hill Silver District, Yukon and is currently engaged in construction of the Bellekeno Mine which will become Canada’s only primary silver producer when commissioned in 2010.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Corporation's anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada